UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

MASTER TRUST

Address of Principal Business Office (No. & Street, State, Zip Code):

c/o UBS Global Asset Management (Americas) Inc.

51 West 52nd Street

New York, New York 10019

Telephone Number (including area code):

(212) 882 5000

Name and address of agent for service of process:

MARK F. KEMPER, ESQ.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

51 West 52nd Street

New York, New York 10019 6114

With copies to:

JACK W. MURPHY, ESQ.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261 3300

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

Additional Information
Item 1.	Master Trust

Item 2.	Organized in Delaware on June 12, 2007

Item 3.	Statutory Trust

Items 4 and 5.	The registrant is a diversified open-end management investment company.

Item 6.	Name and address of investment adviser:
UBS Global Asset Management (Americas) Inc.
51 West 52nd Street
New York, New York 10019

Item 7.

NAME	TITLE
Richard Q. Armstrong*	Trustee and Chairman of the Board of Trustees
Alan S. Bernikow*	Trustee
Richard R. Burt*	Trustee
Meyer Feldberg*	Trustee
Bernard H. Garil*	Trustee
Heather R. Higgins*	Trustee
Kai R. Sotorp*	President (Principal Executive Officer)
Michael H. Markowitz**	Vice President
Robert Sabatino**	Vice President
Mark F. Kemper**	Vice President and Secretary
Joseph McGill*	Vice President and Chief Compliance Officer
Andrew Shoup*	Vice President and Chief Operating Officer
Keith A. Weller*	Vice President and Assistant Secretary
Joseph Allessie*	Vice President and Assistant Secretary
Eric Sanders*	Vice President and Assistant Secretary
Tammie Lee*	Vice President and Assistant Secretary
Thomas Disbrow*	Vice President and Treasurer (Principal Financial Officer)
Rose Ann Bubloski*	Vice President and Assistant Treasurer
Joanne Kilkeary*	Vice President and Assistant Treasurer
Michael Flook*	Vice President and Assistant Treasurer
Nancy Osborne*	Vice President and Assistant Treasurer
Michael Calhoun**	Assistant Secretary
Mary Cappasso**	Assistant Secretary
Cristina Paradiso*	Assistant Secretary

* This person's business address c/o UBS Global Asset Management (Americas) Inc., 51 West 52nd Street, New York, New York 10019-6114.

** This person's business address is c/o UBS Global Asset Management (Americas) Inc., One North Wacker Drive, Chicago, Illinois 60606.

Item 8.		Not Applicable

Item 9.	(a)	No.
	(b)	Not Applicable.
	(c)	No.
	(d)	No.
	(e)	Not Applicable.

Item 10.	None.

Item 11.	No.

Item 12.	Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on behalf of the Registrant in the City of New York and State of New York, on the 14th day of June, 2007.
MASTER TRUST
[SEAL]
By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

Attest:	/s/ Eric Sanders
Eric Sanders
Vice President and Assistant Secretary